DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/16/07

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

6,318,358

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

6,318,358
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

6,318,358

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.78

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



The following constitutes Amendment # 1 to the Schedule 13d filed by the undersigned. This 13d amends the original 13d as specifically set forth.


Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
The filing persons have signed the attached agreement (see
Exhibit 1) with the issuer.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the Issuers Website 81,137,030 shares were outstanding as of October 31, 2007. The percentages set forth in item 5 was derived using such number.

Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 6,318,358 shares of PIM or 7.78% of the outstanding shares.


Power to dispose of and vote securities resides either with Mr.
Goldstein, Mr. Dakos or with clients.


  c) During the past 60 days the following shares of PIM were purchased (there were no sales):

Trade Date	Quantity	Price
9/20/2007	4,900	 $     6.3177
9/20/2007	3,400	 $     6.3177
9/20/2007	1,100	 $     6.3177
9/20/2007	800	 $     6.3177
9/20/2007	1,100	 $     6.3177
9/21/2007	3,800	 $     6.2900
9/27/2007	30,000	 $     6.4033
9/28/2007	400	 $     6.3800
10/1/2007	3,700	 $     6.4000
10/2/2007	3,100	 $     6.3900
10/24/2007	450	 $     6.3000
10/24/2007	450	 $     6.3000
10/24/2007	2,200	 $     6.3000
10/24/2007	400	 $     6.3000
10/24/2007	1,500	 $     6.3000
10/30/2007	5,200	 $     6.2636
10/30/2007	24,500	 $     6.2636
10/30/2007	2,900	 $     6.2636
10/30/2007	5,200	 $     6.2636
10/30/2007	4,500	 $     6.2636
10/30/2007	16,800	 $     6.2636
10/31/2007	10,300	 $     6.2360
10/31/2007	1,200	 $     6.2360
10/31/2007	2,200	 $     6.2360
10/31/2007	2,000	 $     6.2360
10/31/2007	2,200	 $     6.2360
10/31/2007	7,100	 $     6.2360
11/8/2007	4,100	 $     6.1700
11/8/2007	900	 $     6.1700
11/8/2007	2,800	 $     6.1700
11/8/2007	900	 $     6.1700
11/8/2007	750	 $     6.1700
11/8/2007	550	 $     6.1700
11/12/2007	5,000	 $     6.1300
11/13/2007	10,000	 $     6.1300
11/19/2007	5,600	 $     6.1572
11/19/2007	18,000	 $     6.1572
11/19/2007	5,600	 $     6.1572
11/19/2007	3,500	 $     6.1572
11/19/2007	5,200	 $     6.1572
11/19/2007	25,000	 $     6.1572
11/19/2007	4,800	 $     6.1572



  d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

  e)   NA

Item 6 is amended as follows:
ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
See Exhibit 1.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1: Tender and Standstill Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/20/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos

Exhibit 1

PIM TENDER AND STANDSTILL AGREEMENT

This PIM Tender and Standstill Agreement (the "Agreement") is made and entered into effective as of the 14th day of November, 2007 by and between Putnam Investment Management, LLC ("Putnam"), a
Delaware limited liability company with its principal place of business at One Post Office Square, Boston, Massachusetts 02109,
Phillip Goldstein, Andrew Dakos and Bulldog Investors General Partnership, a New York general partnership, having a place of business at Park 80 West, Plaza Two, Suite 750, Saddle Brook, New Jersey 07663, and its officers, directors, partners, employees and "affiliated persons" (as that term is defined in the Investment Company Act of 1940, as amended).
Bulldog Investors General Partnership and Messrs. Goldstein and
Dakos are referred to herein collectively as "Bulldog".

WHEREAS, Putnam is registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended, as an investment adviser that acts as investment adviser to Putnam Master Intermediate Income Trust, a closed-end management investment company ("PIM"); and

WHEREAS, beginning on or about September 25, 2007, Bulldog has communicated to the Office of the Trustees of PIM its intent to submit nominations for Trustees of PIM for election at PIM's next annual meeting of shareholders (the "2008 Annual Meeting");

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the parties agree as follows:

1.Recommendation to Trustees. Putnam shall recommend to the Board of Trustees of PIM (the "Trustees") that the Trustees authorize PIM to conduct an issuer tender offer (the "Tender Offer") for 15% of PIM's outstanding shares of beneficial interest at a price equal to 99% of the net asset value of such shares calculated as of the close of trading on the New York Stock
Exchange on the date of the expiration of the Tender Offer, subject to substantially the same conditions as are set forth in Appendix A hereto. Putnam shall recommend that the Trustees cause the Tender Offer to be commenced on or before March 31, 2008.

2.Bulldog Obligations.  Bulldog agrees that, with respect to the 2008
Annual Meeting, Bulldog shall (i) not take actions to nominate any person for election as Trustee, (ii) vote the shares of PIM owned by it as of the record date for the 2008 Annual Meeting in accordance with the recommendations of the Trustees with respect to each proposal submitted to PIM shareholders (it being understood that such proposals shall include (A) a proposal to fix the number of Trustees at 13 and to elect each of the nominees for Trustees submitted by the Trustees and (B) a proposal to convert PIM to an open-end investment company) and (iii) refrain from directly or indirectly soliciting or encouraging others tovote against the Trustees'recommendations on any matters submitted to PIM shareholders.

3.	No Disparagement. For a period from the date hereof through the first anniversary of the 2008 Annual Meeting, each party hereto shall refrain from directly or indirectly disparaging, impugning or taking or any action reasonably likely to damage the reputation of any other party or the Trustees. The foregoing shall not apply to any compelled testimony or production of information, either by legal process or subpoena or in connection with a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

4.	No Assignment. This Agreement shall be binding upon the parties and their respective legal successors. No party may assign this Agreement without the prior written consent of each other party and any such attempted assignment shall be void.

5.Applicable Law. The validity of this Agreement, the construction and enforcement of its terms, and the interpretations of the rights and duties of the parties shall be governed by the laws of the State of New York, without regard to conflict of laws rules. The parties agree that the state and federal courts of the State of New York shall be the proper forums for any legal controversy arising in connection with this Agreement, and the parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of such courts for such purposes.

6.Injunctive Relief. Each party acknowledges that a breach of its obligations under this Agreement may result in irreparable harm to another party for which monetary damages will not be sufficient. Each party hereto agrees that, in the event of a breach or threatened breach by another party of its obligations under this Agreement, each non-breaching party shall be entitled, in addition to its other rights and remedies hereunder or at law, to injunctive or other equitable relief, and such further relief as may be proper from a court of competent jurisdiction, including specific performance of the obligations set forth in Paragraph 2 of this Agreement.

7.Modification. No modification, amendment, supplement to or waiver of this Agreement of any of its provisions shall be binding upon the parties hereto unless made in writing and duly signed by all parties.

8.Invalidity. In the event that any one or more of the provisions of this Agreement shall for any reasons be held to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision or provisions shall be replaced by a mutually acceptable provision, which begin valid, legal and enforceable, comes closest to the economic effect and intent of the parties underlying the invalid, illegal or unenforceable provision or provisions.

9.No Waiver. A waiver or breach or default under this Agreement shall not be a waiver of any other or subsequent breach or default. The failure or delay in enforcing compliance with any term or condition of this Agreement shall not constitute a waiver of such term or condition unless such term or condition is expressly waived in writing.

10.Counterparts. This Agreement may be executed in one or more counterparts transmitted by facsimile or other electronic means, and each counterpart shall have the effect of an original.

11.Entire Agreement. This Agreement and any other written agreement entered into by the parties on or after the date of this Agreement shall constitute the entire Agreement among the parties and shall supersede all previous agreements, promises, proposals, representations, understandings and negotiations, whether written or oral, among the parties respecting the subject matter hereof.

[The remainder of this page left blank intentionally.]


IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

BULLDOG INVESTORS GENERAL PARTNERSHIP



By:_________________________
Name:
Title:

PHILLIP GOLDSTEIN



____________________________

ANDREW DAKOS



____________________________


PUTNAM INVESTMENT MANAGEMENT, LLC



By:_________________________
Name: James P. Pappas
Title: Managing Director



Appendix A

Conditions to PIM Tender Offer

PIM will not accept tenders during any period when (a) such transactions, if consummated, would (i) result in the delisting of PIM's shares from the New York Stock Exchange or (ii) impair, jeopardize or cause the loss of PIM?s status as a regulated investment company under the Internal Revenue Code of 1986, as amended;
(b) there is any (i) legal or regulatory action or proceeding instituted or threatened challenging the Tender Offer or transactions constituent thereto, (ii) suspension of or limitations on prices for trading securities generally on the New York Stock Exchange,
(iii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State,
(iv) limitation affecting PIM imposed by federal or state authorities
On the extension of credit by lending institutions or (v) outbreak or escalation of hostilities, declaration by the United Sates of a national emergency or war or other calamity or crisis the effect of which on financial markets is such as to make it, in the good faith judgment of the Trustees, impractical or inadvisable to proceed with the Tender Offer; or
(c) the Trustees determine in good faith that effecting any transaction constituent to the Tender Offer would constitute a breach of their fiduciary duty owed to PIM or its shareholders.